Corebridge Capital Services, Inc.

Statement of Financial Conditon
December 31, 2025

Corebridge Capital Services, Inc.
Index
December 31, 2025

	Page(s)
Report of Independent Registered Public Accounting Firm...1	
Statement of Financial Condition…………………………………………………………………..2	
Notes to Statement of Financial Condition……………………………………………………….3-9	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Corebridge Capital Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Hudson Street

                                                (No. and Street)

Jersy City	**NJ**	**07302**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cindy Burnette	**713-831-4132**	cindy.burnette@corebridgefinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

                                    (Name – if individual, state last, first, and middle name)

909 Poydras Street, Suite3100	**New Orleans**	**LA**	**70112**
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	**0238**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy Burnette, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Corebridge Capital Services, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

ANGELA C SIMMONS
Notary ID #130068488
My Commission Expires
January 6, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Shareholder of Corebridge Capital Services, Inc:

Opinion on the Financial Statement − Statement of Financial Condition

We have audited the accompanying statement of financial condition of Corebridge Capital Services, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 17, 2026

We have served as the Company's auditor since 1990.

Corebridge Capital Services, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	16,083,663
Current income tax receivable		121,498
Other assets		233,571
Total assets	$	16,438,732

Liabilities and Shareholder's Equity

Liabilities

Other liabilities		4,028
Total liabilities	$	4,028

Commitments and Contingencies (Note 5)

Shareholder's equity:

Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	$	25,000
Additional paid-in capital		154,748,095
Accumulated deficit		(138,338,391)
Total shareholder's equity		16,434,704
Total liabilities and shareholder's equity	$	16,438,732

The accompanying notes are an integral part of this financial statement..

Note 1 - Organization and Nature of Operations

Corebridge Capital Services, Inc. (the "Company") is a direct subsidiary of SunAmerica Asset Management, LLC ("SAAMCo"). SAAMCo is a direct subsidiary of American General Life Insurance Company ("AGL"), which is a direct subsidiary of AGC Life Insurance Company ("AGC"). AGC is a direct subsidiary of Corebridge Life Holdings, Inc. (formerly known as AIG Life Holdings, Inc.), which is a direct subsidiary of Corebridge Financial, Inc. ("Corebridge Financial") (formerly known as "SAFG Retirement Services, Inc."). Corebridge Financial became a publicly traded company on September 19, 2022.

On September 19, 2022, an initial public offering (the "IPO") was completed in which American International Group, Inc. ("AIG") sold 80.0 million shares of Corebridge Financial common stock to the public. As of December 31, 2024, AIG owned approximately 22.7% of the outstanding Corebridge Financial common stock.

On December 9, 2024, Nippon Life Insurance Company ("Nippon"), a mutual company organized under the laws of Japan in accordance with a stock purchase agreement, dated as of May 16, 2024, completed its purchase of approximately 122 million shares of Corebridge Financial common stock, beneficially owned by AIG, representing 21.6% of the issued and outstanding Corebridge Financial common stock at signing. As of December 31, 2025, Nippon owned approximately 24.6% of the outstanding Corebridge Financial common stock.

On June 25, 2025, AGL agreed to sell the outstanding interests in SAAMCo, to Venerable Holidings, Inc., a Delaware corporation ("Venerable"). The closing occurred on January 1, 2026. Following the closing of the transaction, the Company becomes a direct subsidiary of AGL.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and is authorized to conduct business as a distributor of retail mutual funds and variable subaccounts offered within the variable annuity and variable universal life products. AGL, Variable Annuity Life Insurance Company ("VALIC") and United States Life Insurance Company in the City of New York ("USL"), affiliates of the Company are providers of variable life insurance policies and variable annuity contracts and as such these affiliates record related revenues and expenses on the insurance product offerings.

Note 2 – Significant Accounting Policies

Cash

Cash of $16.1 million at December 31, 2025 was deposited in a financial institution that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of that financial institution. The company's interest income is primarily derived from this cash balance on deposit.

Fair value of financial instruments

Fair Value Measurements, ASC 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Financial Accounting Standards Board ("FASB") accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Note 2 – Significant Accounting Policies (Cont'd)

- Level 1 - Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

- Level 2 - Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

- Level 3 - Valuation inputs are unobservable and significant to the fair value measurement.

At December 31, 2025 the Company has no investments.

Income taxes

The Company records income taxes on a separate return basis inclusive of determining the realizability of deferred income tax assets.

The Company calculates its own current and deferred state income taxes using the actual apportionment and statutory rates for states in which they are required to file on a separate basis.

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred income taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred income tax assets ("DTAs") when it is more likely than not that such DTAs will not be realized as described above.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on this standard, at December 31, 2025, the Company had no unrecognized tax benefits.

Use of estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

FASB's accounting standards for revenue from contracts with customers, ASC 606, provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards).

Note 2 – Significant Accounting Policies (Cont'd)

The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. The Company reviewed revenue within the guidance and determined it has no such applicable revenue from customer contracts

Note 3 - Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a broker-dealer and is authorized to conduct business as a distributor of retail mutual funds and variable subaccounts offered within the variable annuity and variable universal life products. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, CODM uses excess net capital (see note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends or return capital. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100 percent of its total revenues from interest on cash and cash equivalents with external financial institutions. Refer to the Statement of Operations for the segment's revenues and significant segment expenses.

Note 4 - Related Parties

The following is a summary of the significant transactions with affiliated companies as of December 31, 2025 and for the year then ended. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company is the principal distributor of annuities managed by the Parent. Certain general operating expenses are not allocated to the Company in accordance with an expense sharing agreement with the Parent.

The Company acts as distributor of subaccounts offered within AGL, VALIC and USL's, variable annuity and variable universal life products. All related broker-dealer sales commission expenses and account maintenance commission expenses incurred on the distribution of these products are maintained by these affiliates. AGL commits to provide equity to the Company in the event there is a need for capital.

Any state unitary tax expense, where applicable, is not borne by the Company, therefore the state tax unitary liability is not included in this separate company financial result.

The Company benefits from services provided by employees of AGL. AGL's employees participate in various AIG-sponsored defined benefit pension and postretirement plans. AIG, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws.

Corebridge Capital Services, Inc.
Notes to Financial Statements
December 31, 2025

Note 4 - Related Parties (Cont'd)

The Company is not directly liable for obligations under these plans; its obligation results from AIG's allocation of the Company's share of expenses from the plans based on participants' earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans.

Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG and its subsidiaries.

Note 5 – Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of material loss to be remote.

From time to time, the Company is involved in legal proceedings relating to products and practices of the Company and the Company's financial advisors including litigation and arbitrations with private claimants, and informal and formal requests for information, examinations, and investigations. The outcome of these matters in the form of potential monetary damages, fines or penalties is possible but non-estimable at this time.

Note 6 - Income Taxes

Income Tax Expense

The current and deferred portions of income tax expense included in the statement of operations as determined in accordance with ASC 740 (Accounting for Income Taxes) are as follows:

	Current	Deferred	Total
Federal expense	$ 17,520	$ 24,756	$ 42,276
State income and franchise	350	-	350
	$ 17,870	$ 24,756	$ 42,626

Note 6 - Income Taxes (Cont'd)

The following table presents the income taxes paid (net of refunds):

	Year Ended December 31, 2025
U.S. Federal	$ 21,000
State	0
Total	$ 21,000

For the twelve months ended December 31, 2025, the effective tax rate on income from operations was 389.4%

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Pre-Tax Income (Loss)	Tax Expense/ (Benefit)	Percent of Pre-Tax Income (Loss)
U.S. federal income tax at statutory rate	$ 10,945	$ 2,299	21.0%
Adjustments:			
State and local income tax, net of federal (national) income tax effect*		277	2.5%
Nontaxable or nondeductible items			
Current tax receivable write-off		38,954	355.9%
Others		1,097	10.0%
		-	
Total Tax Expense/(Benefit)	$ 10,945	$ 42,626	389.4%

Note 6 - Income Taxes (Cont'd)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax reporting purposes. There are no deferred assets or liabilities as of December 31, 2025.

Assessment of Deferred Tax Asset Valuation Allowance

The financial statements are being presented on a separate company basis, with DTA realizability determined on such a separate company basis. At this time, the Company has concluded that no valuation allowance is required.

Our separation from AIG resulted in an "ownership change" for U.S. federal income tax purposes under Section 382 of the Code. As a result of the ownership change, a limitation has been imposed upon the utilization of our U.S. net operating loss carryforwards and certain built-in losses and deductions to offset future taxable income. These limitation amounts accumulate for future use to the extent they are not utilized in a given year during the five-year period following the ownership change. We consider the limitation when assessing realization of our deferred tax assets, and if we believe that deferred tax assets consisting of the pre-ownership change net operating losses and other built-in losses and deductions are no longer more-likely-than-not to be realized, a valuation allowance will be provided.

As a result of the Sec. 382 limitation, we wrote off $1.7 million of net operating losses which were deemed worthless in 2025, on which a valuation allowance had been previously established.

Accounting for Uncertainty in Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on this standard, at December 31, 2025, the company had no unrecognized tax benefits.

Tax Examinations and Litigation

The Company is currently under IRS examination for the tax years 2011 through 2019 and is continuing to engage in the appeals process for years 2007 through 2010.

Recent Tax Law Changes

The Inflation Reduction Act of 2022 (H.R. 5376), (the "Inflation Reduction Act") includes a 15% corporate alternative minimum tax ("CAMT") on adjusted financial statement income for corporations with average profits over $1 billion over a three-year period and a 1% stock buyback tax. In 2024, the U.S. Treasury and Internal Revenue Service ("IRS") published proposed regulations with respect to the CAMT. On September 30, 2025, the IRS issued Notice 2025-46 and Notice 2025-49 which provide favorable interim guidance on tax consolidations. These Notices provide an option to calculate our CAMT liability based on the consolidated tax group while we're subject to the waiting period discussed below, as well as certain other matters that do not have a significant impact on the company. Our estimated CAMT liability will continue to be refined based on future guidance.

Note 6 - Income Taxes (Cont'd)

The One Big Beautiful Bill Act (H.R. 1) ("OBBB") was signed into law on July 4, 2025. The tax provisions of the OBBB are not expected to have a material impact on the Company's financial results.

Note 7 - Regulatory

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $25,000 or $6^{2}/3\%$ of aggregate indebtedness.

At December 31, 2025, the Company had net capital of $16,079,635 which was $16,054,635 in excess of its required net capital of $25,000. The ratio of aggregate indebtedness to net capital is .03 to 1.

Note 8 – Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 17, 2026 which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.



Report of Independent Registered Public Accounting Firm

To Management of Corebridge Capital Services, Inc.

We have reviewed Corebridge Capital Services, Inc.'s assertions, included in the accompanying Corebridge Capital Services, Inc's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (1) as the exemption provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2025 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2025

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 17, 2026



Corebridge Capital Services, Inc.
Corebridge Financial, Inc.
30 Hudson Street, 16th Floor
Jersey City, NJ 07302

Corebridge Capital Services, Inc.'s Exemption Report

Corebridge Capital Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2025 to December 31, 2025, without exception.

<u>Corebridge Capital Services, Inc.</u>

I, Cindy Burnette, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

February 17, 2026